UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ABIOMED, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-09585	04-2743260
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

22 Cherry Hill Drive, Danvers, Massachusetts	01923
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(978) 646-1400

Robert L. Bowen

978-646-1400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of ABIOMED, Inc.’s Conflict Minerals Report for the year ended December 31, 2013 is filed herewith as Exhibit 1.02 hereto and is publicly available at: www.abiomed.com.

We conducted a country of origin inquiry, as described in our Conflict Minerals Report. We were unable to conclude, on the basis of the responses obtained in our inquiry that (a) there is “no reason to believe that any of the necessary minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or (b) that the necessary minerals “did come from recycled or scrap sources.”

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2014	ABIOMED, INC. (Registrant)

	By:	/s/ Robert L. Bowen
Robert L. Bowen
Chief Financial Officer